Filed Pursuant to Rule 424(b)(5)

Registration No. 333-104186

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated July 31, 2003.

Preliminary Prospectus Supplement to Prospectus dated July 24, 2003.

6,500,000 Shares

Vectren Corporation

Common Stock

(and Common Stock Purchase Rights)

Vectren Corporation is offering 6,500,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “VVC”. The last reported sale price of the common stock on the New York Stock Exchange on July 31, 2003 was $23.20 per share.

See “Risk Factors” on page S-10 of this prospectus supplement to read about some of the factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Vectren	$	$

To the extent that the underwriters sell more than 6,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 975,000 shares from Vectren at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                   , 2003.

Goldman, Sachs & Co.

Credit Suisse First Boston

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

Edward D. Jones & Co., L.P.

Prospectus Supplement dated                     , 2003.

Vectren Corporation

Energy Holding Company based in Evansville, Indiana

Geographic Focus

●    Offices of Vectren and Affiliates

    Vectren Utility Service Territory

12 months ended 6/30/03

Vectren Corporation

Market Capitalization	$1.7 Billion

Assets	$2.8 Billion

Operating Revenues	$1.7 Billion

Employees	1,760

Utility Business
	Gas	Electric

Customers	956,000	134,000

Energy Throughput	218 Bcf	5.5 GWh (Retail)

Primary Nonregulated Businesses

Energy Marketing & Services

Coal Mining

Vectren Utility Holdings, Inc.

The three utilities all operate under the  Vectren Energy Delivery name.

PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the cover page of this prospectus supplement or the accompanying prospectus, as the case may be, and that the information contained in documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of those documents. We undertake no obligation to update these statements in the future. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, all information contained in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised. The terms “Vectren,” “we,” “us” and “our” refer to Vectren Corporation and, where appropriate, our subsidiaries.

As used in this prospectus supplement and the accompanying prospectus, the abbreviation “MMBTU” means million British thermal units, “MMDth” means million decatherms, “MW” means megawatts, “MWh” means megawatt hours, “GWh” means millions of megawatt hours (gigawatt hours), “Bcf” means billion cubic feet and “throughput” means combined gas sales and gas transportation volumes.

SUMMARY

This summary provides an overview of the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. You should carefully read all of the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, including the “Risk Factors” section and our financial statements and related notes.

Our Company

Vectren Corporation (“Vectren”) is an energy and applied technology holding company headquartered in Evansville, Indiana. We are a public utility holding company exempt under the Public Utility Holding Company Act of 1935 and began our operations on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. (“Indiana Energy”) and SIGCORP, Inc. (“SIGCORP”). On October 31, 2000, we acquired the natural gas distribution assets of the Dayton Power and Light Company (“Dayton Power”), located in west central Ohio (the “Ohio operations”). We segregate our businesses into a utility group, which includes gas and electric utility services, and a nonregulated group.

Our wholly-owned subsidiary, Vectren Utility Holdings, Inc. (“Utility Holdings”), is the intermediate holding company for our three operating public utilities: Indiana Gas Company, Inc. (“Indiana Gas”), formerly a wholly-owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (“Southern Indiana Gas”), formerly a wholly-owned subsidiary of SIGCORP, and the Ohio operations. Each of the three utilities operates under the name Vectren Energy Delivery. Utility Holdings also has other assets that provide information technology and other services to the three utilities.

•	Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana’s 92 counties.

•	Southern Indiana Gas provides natural gas distribution and transportation services to ten counties in southwestern Indiana, including Evansville. Southern Indiana Gas also provides electric generation, transmission, and distribution services to eight counties in southwestern Indiana, including Evansville, and participates in the wholesale power market.

•	The Ohio operations provide natural gas distribution and transportation services to 17 counties in west central Ohio, including Dayton. The Ohio operations are owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (“Vectren of Ohio”), a wholly-owned subsidiary of Utility Holdings (53% ownership), and Indiana Gas (47% ownership).

We are also involved in nonregulated activities in three primary business areas: Energy Marketing and Services, Coal Mining, and other businesses.

•	Energy Marketing and Services provides natural gas and fuel supply management to our utility operations and to third parties and engages in performance-based energy contracting services.

•	Coal Mining mines and sells coal to our utility operations and to third parties and generates investment tax credits under Internal Revenue Code Section 29 relating to the production of coal-based synthetic fuels.

•	Our other businesses provide utility infrastructure, broadband communication services, municipal broadband consulting and retail services and invest in other energy-related opportunities and real estate and leveraged leases.

For the twelve months ended June 30, 2003, we had net income of $115.7 million, with $95.1 million attributed to our utility group and $22.1 million attributed to our nonregulated group. In addition, we had unallocated corporate expenses of $1.5 million.

Vectren was incorporated under the laws of Indiana on June 10, 1999. Our corporate offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

Our Strategy

Our strategy is focused on becoming the leading regional provider of energy and related solutions to business, residential and municipal customers. We believe strong customer relationships are key to our success, and we will continue to build upon our strong core utility foundation to help make our customers more productive, comfortable and secure and to provide attractive returns to our shareholders.

We will focus on our strong utility foundation by remaining a low cost, safe and reliable provider of energy and related products and services.    Our utility franchise is built upon successfully operating our core utility assets. Our low cost electric generating and energy distribution assets allow us to offer competitive customer rates. We have aligned our business groups and have formed strategic alliances and partnerships to utilize our core competencies, manage risk, reduce costs and better manage our operations.

We will continue to build upon the loyalty of our existing and new customers by offering value-added products and services.    Through delivering value and anticipating and meeting customer needs, we will continue to build customer loyalty, critical to maintaining and growing our customer base.

We will continue to build on a supportive regulatory environment in our service territories and to proactively address regulatory issues.    We have cultivated constructive relationships with the state regulatory bodies and we have achieved supportive outcomes in a number of recent situations, including approval to recover environmental expenditures related to nitrogen oxide emission reduction efforts, settlements of pending gas supply issues in Indiana, and approval of the Utility Holdings financing model. Maintaining favorable relationships with the state public service commissions and consumer representatives will remain our strategic imperative aimed at securing adequate returns on our rate base and optimizing our regulated investments.

We will pursue competitive returns for our shareholders.    Our goal is to continue to grow our cash dividend at a rate of 3% to 4% annually and produce, on average over a five year period, annual earnings growth per share of 5% to 7%. We also have a goal of growing our earnings from our regulated operations on average from 3.5% to 4% annually and our earnings from our nonregulated operations an average of 10% or more annually. We plan to meet our annual earnings growth goals through cost controls, managed expansion in our businesses and appropriate rate relief.

Our Competitive Strengths

We believe we have developed competitive strengths that position us to successfully execute our strategy. These strengths include:

Balanced business model.    Our business model features stability of regulated earnings combined with growth from nonregulated businesses. Over 80% of our 2002 earnings came from regulated operations in Indiana and Ohio, supported by a base of 956,000 gas and 134,000 electric customers. The combined gas and electric customer base balances our regulated earnings mix and allows us to fully utilize our expertise in satisfying the complete spectrum of utility needs in our service territories. Stable and growing cash flows from our regulated operations provide the primary support behind our ability to pay dividends, while our nonregulated assets have greater earnings growth potential.

Supportive regulatory environments.    We expect in the near term to put significant new capital to work in our regulated operations, including for investments related to our environmental expenditures, such as those related to nitrogen oxide emission reduction efforts for which recovery rider mechanisms have previously been authorized. Our regulated businesses operate in supportive regulatory environments that have allowed us to obtain competitive returns on our regulated assets, and we expect this trend to continue.

Competitive electric rates.    Lower customer rates compared to the national average, achieved as a result of using our low cost generation capacity, help us attract and retain large industrial customers. Our commitment to superior service and consistent value delivery to our customers allowed us to develop quality relationships with a number of large industrial accounts that provide a solid regulated earnings base for our operations.

Consistent dividend growth.    We have posted 43 consecutive years of dividend growth based on a conservative payout ratio (63% in 2002). Furthermore, we believe we will continue to offer competitive returns to our shareholders based on our current dividend yield of 4.5% to 5% and the primary support for future dividends provided by our growing regulated asset base.

Experienced management team.    Our seasoned management team has significant utility industry experience and has successfully integrated Indiana Energy and SIGCORP to form Vectren and acquired and integrated the natural gas assets of Dayton Power.

Disciplined approach to growth through business combinations.    We have developed a network of business alliances with key partners that helps us augment returns from our asset base as well as optimize the risk profile of our operations. Our management team evaluates opportunities to pursue further alliances, as well as business combinations, in the areas where we have proven expertise. We will also look to divest certain businesses over time if we determine that they are no longer core to our strategy.

Successful nonregulated portfolio of businesses.    We have demonstrated consistent earnings growth in our nonregulated business group through the direct link of our major nonregulated operations to our core utility business. For the last three years, our nonregulated earnings grew at a compounded annual rate of 16%.

Recent Developments

Second Quarter 2003 Results

For the quarter ended June 30, 2003, we had net income of $4.1 million, or $0.06 per share, compared to net income of $12.5 million, or $0.18 per share, for the same period last year. Results from the second quarter reflect unfavorable weather which decreased net income by $4.3 million, write-offs of $2.3 million after tax for investments in an entity that processes fly ash and a small broadband entity located in Indianapolis, Indiana, as well as increased operating expenses and depreciation of utility plant additions in 2002 and 2003.

Our net income for the six months ended June 30, 2003 was $59.8 million, or $0.88 per share, compared to $58.1 million, or 0.86 per share, for the same period in 2002.

Significant second quarter and year-to-date items include:

•	weather for the six months ended June 30, 2003 favorably impacted earnings by $5.4 million after tax;

•	higher gas costs which resulted in increased uncollectible accounts expense;

•	the write-offs of an investment in an entity that processes fly ash into building materials in the amount of $2.3 million after tax for the six months ended June 30, 2003 and an investment in a small broadband entity located in Indianapolis, Indiana in the amount of $1.2 million after tax for the same period;

•	an increase of $5.3 million in pre-tax depreciation and amortization for the six months ended June 30, 2003, compared to the same period in the prior year, due to utility plant additions;

•	an increase in non-firm wholesale power margins for the six months ended June 30, 2003 to $12.1 million, an increase of $9.0 million over the same period in 2002; and

•	nonregulated earnings increased $3.1 million for the six month period, primarily driven by increases in the Energy Marketing and Services and Coal Mining groups, offset by the impact of the small broadband investment write-off.

Synthetic Fuels Operations

Our coal mining operations are comprised of Vectren Fuels, Inc. (“Vectren Fuels”), which includes our coal mines and related operations, and Vectren Synfuels, Inc. (“Vectren Synfuels”). Vectren Synfuels holds one limited partnership unit (an 8.3% interest) in Pace Carbon Synfuels Investors, LP (“Pace Carbon”), a Delaware limited partnership formed to develop, own and operate four projects to produce and sell coal-based synthetic fuel utilizing Covol technology. Under Section 29 of the Internal Revenue Code, manufacturers receive a tax credit for every ton of synthetic fuel sold. To qualify for the credits, the synthetic fuel must meet three primary conditions: 1) there must be a significant chemical change in the coal feedstock, 2) the products must be sold to an unrelated person, and 3) the production facility must have been placed in service before July 1, 1998.

The IRS issued a private letter ruling with respect to the four projects on November 11, 1997, and subsequently issued an updated private letter ruling on September 23, 2002. Through these rulings, the Internal Revenue Service (“IRS”) has concluded that the synthetic fuel produced at the Pace Carbon facilities should qualify for Section 29 tax credits. During June 2001, the IRS began a tax audit of Pace Carbon for the 1998 tax year and later expanded the audit to include the 1999 and 2000 tax years. The IRS has requested numerous extensions to the statute of limitations for the years under audit.

As a partner in Pace Carbon, we have reflected total tax credits under Section 29 in our consolidated results through June 30, 2003 of approximately $30 million. We have been in a position to fully utilize the credits generated and continue to project full utilization. In addition, Vectren Fuels receives synfuel-related fees from synfuel producers unrelated to Pace Carbon for a portion of its coal production.

On June 27, 2003, the IRS, in a generic announcement, stated that it has reason to question the scientific validity of certain test procedures and results that have been presented to it by certain taxpayers with an interest in synfuel operations. Accordingly, the IRS has suspended the issuance of new private letter rulings concerning whether a significant chemical change has occurred. In addition, the IRS indicated that it may revoke existing private letter rulings that relied on the procedures and results under review if it determines that those test procedures and results do not demonstrate that a significant chemical change has occurred.

At this time, we cannot predict the outcome of the IRS’ review, when the review will be completed or the ultimate impact, if any, of the review relative to our investments in Pace Carbon. We believe that we are justified in our reliance on the private letter rulings for the Pace Carbon facilities, that the test results that Pace Carbon presented to the IRS in connection with its private letter rulings are scientifically valid, and that Pace Carbon has operated its facilities in compliance with its private letter rulings and Section 29 of the Internal Revenue Code.

Informal Inquiry Concerning Restatement

We previously announced the restatement of our consolidated financial statements for 2000 and 2001 and the completion of the audit by Deloitte & Touche LLP of those consolidated financial statements for the three-year period ended December 31, 2002, as reflected in our 2002 annual report on Form 10-K/A. We are cooperating with the Securities and Exchange Commission (“SEC”) in an informal inquiry with respect to this previously announced restatement. We have met with the staff of the SEC and are providing information in response to their requests.

Southern Indiana Gas Agreement with Department of Justice and Environmental Protection Agency Regarding Culley Generating Station

On June 6, 2003, Southern Indiana Gas, the U.S. Department of Justice (the “USDOJ”) and the U.S. Environmental Protection Agency (“USEPA”) filed a consent decree in the U.S. District Court for the Southern District of Indiana to resolve the lawsuit filed by the USEPA against Southern Indiana Gas on November 3, 1999 alleging that Southern Indiana Gas violated the Clean Air Act at its Culley Generating Station. We expect that the court will enter the consent decree after the mandatory public comment period. The lawsuit sought fines against Southern Indiana Gas for as much as $27,500 per day per violation without specifying the number of days or violations that the USEPA believed occurred.

Under the terms of the proposed agreement, the USDOJ and the USEPA have agreed to drop all challenges of past maintenance and repair activities at the Culley coal-fired units. In reaching the proposed agreement, Southern Indiana Gas did not admit to any of the allegations in the government’s complaint and Southern Indiana Gas continues to believe that it acted in accordance with applicable regulations and conducted only routine maintenance on the units. During the course of the litigation, the government dropped 23 of the original 27 claims. This proposed agreement would resolve the remaining four claims.

Under the proposed agreement, Southern Indiana Gas has committed to:

•	either repower Culley Unit 1 (50 MW) with natural gas, which would significantly reduce air emissions from this unit, and equip it with selective catalytic reduction control technology for further reduction of nitrogen oxides (“NOx”), or cease operation of the unit by December of 2006;

•	operate the existing selective catalytic reduction control technology recently installed on Culley Unit 3 (287 MW) year round at a lower emission rate than that currently required under the USEPA’s regulations requiring the State of Indiana to reduce NOx emissions (discussed below), resulting in further NOx reductions;

•	enhance the efficiency of the existing scrubber at Culley Units 2 and 3 for additional removal of sulphur dioxide emissions;

•	install a baghouse by June 2007 for further particulate matter reductions at Culley Unit 3;

•	conduct a Sulphuric Acid Reduction Demonstration Project as an environmental mitigation project designed to demonstrate an advance in pollution control technology for the reduction of sulfate emissions; and

•	pay a $600,000 civil penalty.

We anticipate that the proposed settlement would result in total capital expenditures through 2007 in a range of between $16 million and $28 million. The lower level of capital expenditures would occur if Southern Indiana Gas elects not to repower Culley Unit 1. Other than the $600,000 civil penalty, Southern Indiana Gas expects that these capital expenditures and related operating expenses would be properly recoverable through rates.

NOx Emissions Reduction Update

Indiana has implemented a plan to comply with the USEPA regulations requiring the state to reduce NOx emissions by 31%. Indiana’s state implementation plan requires us to lower our system-wide NOx emissions to 0.14 lbs/MMBTU by May 31, 2004. We have initiated steps toward compliance with the revised regulations and Indiana’s implementation plan and expect to achieve environmental compliance in a timely manner. Based on the level of system-wide emissions reductions required and the control technology utilized to achieve the reductions, the current estimated clean coal technology construction costs range from $240 million to $250 million and are expected to be expended during the 2001 to 2006 period. Through June 30, 2003, we have expended $102.8 million. After the equipment is installed and operational, related annual operating expenses, including depreciation expense, are estimated to be between $24 million and $27 million. On January 3, 2003, the Indiana Utility Regulatory Commission (“IURC”) approved a settlement that authorizes total capital cost investment for this project up to $244 million (excluding allowance for funds used during construction) and a return on those capital costs, as well as the recovery of future operating costs, including depreciation and purchased emission allowances, through a periodic expense recovery mechanism that allows us to recover these costs in a timely manner without filing a formal rate case. The settlement establishes a fixed return of 8 percent on the capital investment, which approximates the return authorized in our last electric rate case in 1995.

Utility Holdings Debt Issuance

On July 29, 2003, Utility Holdings issued $100 million aggregate principal amount of 5.25% senior unsecured notes due August 1, 2013 and $100 million aggregate principal amount of 5.75% senior unsecured notes due August 1, 2018. The debt will be used to repay short-term debt obligations incurred to fund our capital expenditure program and for other general corporate purposes.

The Offering

Common stock, no par value, offered by

Vectren	6,500,000 shares

Shares outstanding after the offering	74,611,009 shares

Use of proceeds

We estimate that our net proceeds from this offering, without exercise of the underwriters’ over-allotment option, will be approximately $145.2 million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to repay short-term debt obligations incurred to fund our capital expenditure program and for other general corporate purposes.

Risk factors

See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	VVC

The number of shares of our common stock outstanding after the offering is based on our shares outstanding as of June 30, 2003 and excludes (i) 4.7 million shares reserved for issuance as shares or pursuant to options granted under various employee and director compensation plans and (ii) 741,000 shares reserved for issuance pursuant to our dividend reinvestment plan and 401(k) plan. This number assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 975,000 shares.

Selected Financial Data

The following table presents our selected consolidated financial data, which should be read in conjunction with our audited consolidated financial statements included in our Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2002 filed on June 18, 2003 and incorporated by reference in the accompanying prospectus. The financial information for the years ended December 31, 2000 and 2001 and for the six months ended June 30, 2002 has been restated. Common shareholders’ equity as of January 1, 2000 also reflects adjustments relating to years prior to 2000. See Notes 3 and 21 to our audited consolidated financial statements for further information on the restatements. Note 21 is unaudited. The selected consolidated balance sheet as of December 31, 2000, 2001 and 2002 and the related statements of income and cash flow data for the years then ended are derived from our audited consolidated financial statements included in our Amendment  No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2002 filed on June 18, 2003 and incorporated by reference in the accompanying prospectus. The selected consolidated balance sheet data as of June 30, 2003 and the selected income statement and cash flow data for the six-month periods ended June 30, 2002 and 2003 have been derived from our interim unaudited consolidating financial statement schedules which are not incorporated by reference in the accompanying prospectus.

	Year Ended December 31			Six Months Ended June 30
$ in millions, except per share data	2000(1,2)	2001(3)	2002	2002(4)	2003(4)
	(As Restated)			(As Restated)
Income Statement Data:
Operating revenues	$1,632.8	$2,081.8	$1,804.3	$1,010.5	$945.9
Operating income	$131.7	$127.9	$211.3	$108.5	$112.2
Income before extraordinary loss and cumulative effect of change in accounting principle	$72.0	$59.3	$114.0	$58.1	$59.8
Net income	$72.0	$52.7	$114.0	$58.1	$59.8
Average common shares outstanding	61.3	66.7	67.6	67.5	67.7
Fully diluted common shares outstanding	61.4	66.9	67.9	67.8	68.0
Basic earnings per share before extraordinary loss & cumulative effect of change in accounting principle	$1.18	$0.89	$1.69	$0.86	$0.88
Basic earnings per share on common stock	$1.18	$0.79	$1.69	$0.86	$0.88
Diluted earnings per share before extraordinary loss & cumulative effect of change in accounting principle	$1.17	$0.89	$1.68	$0.86	$0.88
Diluted earnings per share on common stock	$1.17	$0.79	$1.68	$0.86	$0.88
Dividends per share on common stock	$0.98	$1.03	$1.07	$0.53	$0.55
Cash Flow Statement Data:
Cash flow from operations	$46.6	$188.1	$292.3	$254.2	$170.5
Capital expenditures, excluding AFUDC equity	$164.3	$239.7	$218.7	$93.3	$99.9

	At December 31			At June 30
$ in millions	2000	2001	2002	2003
	(As Restated)
Balance Sheet Data:
Cash and cash equivalents	$15.2	$25.0	$25.1	$16.4
Net utility plant	$1,556.7	$1,597.9	$1,648.1	$1,698.2
Total assets	$2,943.7	$2,878.7	$2,926.5	$2,820.2

Short-term borrowings	$759.9	$383.3	$399.5	$390.6
Current maturities of long-term debt	$0.2	$1.3	$39.8	$—
Long-term debt subject to tender	$53.7	$11.5	$26.6	$—
Long-term debt, net	$632.0	$1,014.0	$954.2	$980.9
Minority interest	$1.4	$1.4	$1.9	$0.3
Redeemable preferred stock	$8.1	$0.5	$0.3	$0.2
Common shareholders’ equity	$733.4	$839.3	$869.9	$899.0

(1)	Merger and integration related costs incurred for the year ended December 31, 2000 totaled $41.1 million. These costs relate primarily to transaction costs, severance and other merger and acquisition integration activities. As a result of merger integration activities, management identified certain information systems to be retired in 2001. Accordingly, the useful lives of these assets were shortened to reflect this decision, resulting in additional depreciation expense of approximately $11.4 million for the year ended December 31, 2000. In total, merger and integration related costs incurred for the year ended December 31, 2000 were $52.5 million ($36.8 million after tax).
(2)	Reflects two months of results of the Ohio operations.
(3)	Merger and integration related costs incurred for the year ended December 31, 2001 totaled $2.8 million. These costs relate primarily to transaction costs, severance and other merger and acquisition integration activities. As a result of merger integration activities, management retired certain information systems in 2001. Accordingly, the useful lives of these assets were shortened to reflect this decision, resulting in additional depreciation expense of approximately $9.6 million for the year ended December 31, 2001. In total, merger and integration related costs incurred for the year ended December 31, 2001 were $12.4 million ($8.0 million after tax).
In 2001, we also incurred restructuring charges of $19.0 million ($11.8 million after tax) relating to employee severance, related benefits and other employee related costs, lease termination fees related to duplicate facilities, and consulting and other fees.
(4)	Cash flow from operations for the six months ended June 30, 2002 includes cash flow provided by changes in working capital accounts of $140.5 million compared to cash flow provided by changes in working capital accounts for the six months ended June 30, 2003 of $38.5 million.

RISK FACTORS

You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

A downgrade in our credit rating could create an obligation to prepay certain of our subsidiaries’ long-term debt obligations.

The following table shows the current ratings assigned to certain of our outstanding debt by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”):

Current Rating
	Moody’s	Standard & Poor’s
• Utility Holdings and Indiana Gas senior unsecured debt	Baa1	A-

• Southern Indiana Gas senior secured debt	A3	A-

• Southern Indiana Gas senior unsecured debt	Baa1	BBB+

• Utility Holdings commercial paper program	P-2	A-2

• Vectren Capital Corporation senior unsecured debt	Baa2	BBB+

The ratings of Standard and Poor’s and Moody’s are categorized as investment grade. A security rating is not a recommendation to buy, sell, or hold securities. The rating is subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating. Standard and Poor’s and Moody’s lowest level investment grade rating is BBB- and Baa3, respectively.

In November 2002, Moody’s downgraded certain of the debt obligations of our subsidiaries. Among others, Moody’s ratings on the senior unsecured debt of Utility Holdings, Indiana Gas and Southern Indiana Gas were downgraded from A2 to Baa1, but with a stable outlook. The reasons cited for the downgrades by Moody’s included weaker credit and fixed charge coverage measures compared to other companies rated A2, resulting from the prior integration and restructuring costs and warm winters of 2001 and 2002; higher leverage compared to other companies rated A2; and lack of weather normalization-type clauses that authorize the utilities to recover gross margin on sales regardless of actual weather patterns.

Moody’s also cited issues surrounding ratings triggers in the senior unsecured debt of Vectren Capital Corporation (“Vectren Capital”), our wholly-owned subsidiary. At June 30, 2003, $113.0 million of Vectren Capital’s senior unsecured notes were subject to ratings trigger provisions that require Vectren Capital to prepay the notes if the credit ratings of the highest rated debt of either Indiana Gas or Southern Indiana Gas declined to Baa2 by Moody’s or to BBB by Standard & Poor’s. Following the downgrade by Moody’s, the Indiana Gas ratings remain at one level above the ratings trigger, and Southern Indiana Gas’ senior securities remain at two levels above the ratings trigger. If the debt were downgraded below the required levels, we would be required to prepay the full balance outstanding, as well as accrued interest and a make-whole amount based on the discounted value of the remaining payments due on the notes.

A downgrade in our credit rating could negatively affect our ability to access capital.

We may be required to obtain additional permanent financing (1) to fund our capital expenditures, investments and debt security redemptions and maturities, including the significant expenditures for

NOx compliance equipment at Southern Indiana Gas, and (2) to further strengthen our capital structure and the capital structures of Utility Holdings and its subsidiaries. If the rating agencies downgrade our credit ratings, particularly below investment grade, or withdraw our ratings, it may significantly limit our access to the equity and debt capital markets and the commercial paper market, and our borrowing costs would increase. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources would likely decrease.

If we do not accurately forecast future commodities prices or if our hedging procedures do not work as planned in certain of our nonregulated businesses, we could experience losses or lower net income.

Our gas marketing and retail businesses enter into forward and option contracts that commit us to purchase and sell commodities in the future, including forward contracts to purchase commodities to fulfill forecasted sales transactions that may or may not occur. If the value of these contracts changes in a direction or manner that we do not anticipate, or if the forecasted sales transactions do not occur, we may experience losses from our marketing activities.

To lower our financial exposure related to commodity price fluctuations, these businesses may enter into contracts to hedge the value of our energy assets and operations. As part of this strategy, we may utilize fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. However, although almost all positions are hedged, we do not hedge the entire exposure of our energy assets or our positions to market price volatility. To the extent we have unhedged positions or our hedging procedures do not work as planned, fluctuating commodity prices are likely to cause our net income to be volatile and may lower our net income.

The performance of our nonregulated businesses are also subject to certain risks.

The performance of projects undertaken by our nonregulated businesses and the success of our efforts to invest in and develop new opportunities in the nonregulated business area is subject to a number of risks. Such risks include, but are not limited to, our ability to realize Section 29 income tax credits in light of current scrutiny by the IRS in this area, as well as changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including price, basis, credit, liquidity, volatility, capacity, interest rate and warranty risks, and our coal mining, gas marketing and broadband strategies.

Our coal mining operations may be adversely affected if the IRS disallows Section 29 credits.

Our coal mining operations are comprised of Vectren Fuels which includes our coal mines and Vectren Synfuels which holds an investment in Pace Carbon. Pace Carbon produces and sells coal-based synthetic fuel and receives a tax credit for every ton of coal-based synthetic fuel sold. The IRS is currently auditing Pace Carbon. In addition, on an industry-wide basis, the IRS recently announced that it has reason to question the scientific validity of certain test procedures and results that have been presented to it by certain taxpayers with an interest in synthetic fuel operations. Accordingly, the IRS has suspended the issuance of new private letter rulings concerning whether a significant chemical change has occurred. Further, the IRS has indicated that it may revoke existing private letter rulings that relied on procedures and results under review if it determines that those test procedures and results do not demonstrate that a significant chemical change has occurred. If Pace Carbon were to lose its qualification for Section 29 credits either retroactively or prospectively as a result of the audit or the revocation of its private letter ruling, our coal mining operations would be adversely affected since we have utilized approximately $30 million of these tax credits through June 30, 2003 and continue to project full utilization. In addition, future earnings contributions through 2007 of all synfuel-related activities, currently estimated to be $11 million to $13 million annually, could also be adversely affected.

Our nonregulated group competes with larger, full-service energy providers, which may limit our ability to grow our business.

Competitors for our nonregulated businesses include regional, national and global companies. Many of our competitors are well-established and have larger and better developed networks and systems, greater name recognition, longer operating histories and significantly greater financial, technical and marketing resources. This competition, and the addition of any new competitors, could negatively impact our nonregulated group and our ability to grow our businesses.

We operate in an increasingly competitive industry, which may affect our future earnings.

The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and gas utility companies. Increased competition may create greater risks to the stability of our earnings generally and may in the future reduce our earnings from retail electric and gas sales. Currently, several states, including Ohio but not Indiana, have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market, and several other states are considering such legislation. Ohio regulation also provides for choice of commodity providers for all gas customers. In 2003, we implemented this choice for our gas customers in Ohio. Indiana has not adopted any regulation requiring gas choice except for large-volume customers. We cannot assure you that increased competition or other changes in legislation, regulation or policies will not have a material adverse effect on our business, prospects, financial condition or results of operations.

A significant portion of our gas and electric utility sales is used for heating and air conditioning. Accordingly, our operating results fluctuate depending on the weather.

Our gas and electric utility sales are sensitive to variations in weather conditions. We forecast utility sales on the basis of normal weather, which represents a long-term historical average. Since we do not have a weather normalization mechanism, significant variations from normal weather could have, have had, and will have, a material impact on our utility earnings.

Risks related to the regulation of our businesses, including environmental regulation, could affect the rates we are able to charge, our costs and our profitability.

Our businesses are subject to regulation by federal, state and local regulatory authorities. In particular, utility group is subject to regulation by the Federal Energy Regulatory Commission, the IURC and the Public Utility Commission of Ohio. These authorities regulate many aspects of our distribution operations, including construction and maintenance of facilities, operations, safety, the rates that we can charge customers and the rate of return that we are allowed to realize. Our ability to obtain rate increases and rate supplements to maintain our current authorized rate of return depends upon regulatory discretion, and there can be no assurance that we will be able to obtain rate increases or rate supplements or continue receiving our current authorized rate of return.

In addition, our operations and properties are subject to extensive environmental regulation pursuant to a variety of federal, state and municipal laws and regulations. These environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances in the environment. Environmental legislation also requires that facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Our current costs to comply with these laws and regulations are significant to our results of operations and financial condition. In addition, claims against us under environmental laws and regulations could result in material costs and liabilities. With the trend toward stricter standards, greater regulation, more extensive permit requirements and an increase in the number and types of assets operated by us subject to environmental regulation, our environmental expenditures may increase in the future.

From time to time, we are subject to material litigation and regulatory proceedings.

We may be subject to material litigation and regulatory proceedings from time to time. There can be no assurance that the outcome of these matters will not have a material adverse effect on our business, prospects, results of operations or financial condition.

Our gas and electric operations are subject to various risks.

Our electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs. Such operational risks can arise from circumstances such as:

•	facility shutdowns due to equipment failure or operator error;

•	interruption of fuel supply or increased prices of fuel as contracts expire;

•	disruptions in the delivery of electricity;

•	inability to comply with regulatory or permit requirements; and

•	labor disputes.

We are experiencing significantly increased and volatile gas costs.

Commodity prices for natural gas purchases have increased and been volatile in recent years. Subject to regulatory approval, our subsidiaries charge their customers the actual cost they pay for the natural gas purchased on their customers’ behalf. As a result, profit margins on gas sales should not be impacted. However, our subsidiaries have experienced, and may continue to experience, higher working capital requirements, increased expenses, including interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold.

Catastrophic events could adversely affect our facilities and operations.

Catastrophic events such as fires, explosions, floods, terrorist acts or other similar occurrences could adversely affect our facilities and operations.

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding future events and developments are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because those statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under “Risk Factors” and the following:

•	Weather conditions;

•	The federal and state regulatory environment, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

•	The economic climate, including inflation rates and monetary policies;

•	Unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs and environmental remediation costs;

•	Fluctuation in supply, demand, transmission capacity and prices for energy commodities;

•	Customer growth within our service territories and changes in customers’ usage patterns and energy preferences;

•	Financial market conditions, including changes in availability of capital or interest rate fluctuations;

•	Our ability to carry out our marketing and sales plans, along with the ability to realize synergies associated with our acquisition and investment strategies;

•	The performance of projects undertaken by our nonregulated businesses and the success of our efforts to invest in and develop new opportunities, including, but not limited to, the realization of Section 29 income tax credits and the success of our nonregulated business strategies;

•	Employee or contractor workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages; or

•	Direct or indirect effects on our business, financial condition or liquidity resulting from a change in our credit ratings.

These and other matters are difficult to predict, and many are beyond our control, including those we discuss in this prospectus supplement and the accompanying prospectus and our filings with the SEC. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus supplement, the accompanying prospectus, or, in the case of documents incorporated by reference, the date of those documents, as applicable. We undertake no obligation to update these statements in the future.

BUSINESS

Vectren is an energy and applied technology holding company headquartered in Evansville, Indiana. We are a public utility holding company exempt under the Public Utility Holding Company Act of 1935 and began operations on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy and SIGCORP. On October 31, 2000, we acquired the natural gas distribution assets of Dayton Power, located in west central Ohio. We segregate our businesses into a utility group, which includes gas and electric utility services, and a nonregulated group. Utility Holdings is the intermediate holding company for our three operating public utilities: Indiana Gas, Southern Indiana Gas and the Ohio operations. Utility Holdings also has other assets that provide information technology and other services to the three utilities. We are also involved in nonregulated activities in three primary business areas: Energy Marketing and Services, Coal Mining, and other businesses.

Net income for the twelve months ended June 30, 2003 was $115.7 million, or $1.71 per share, with $95.1 million attributed to our utility group and $22.1 million attributed to our nonregulated group. In addition, we had unallocated corporate expenses of $1.5 million. Net income for the year ended December 31, 2002 was $114.0 million, or $1.69 per share, with $97.1 million attributed to our utility group and $19.0 million attributed to our nonregulated operations. In addition, we had $2.1 million of unallocated corporate expenses. Net income for the year ended December 31, 2001 was $52.7 million, or $0.79 per share, with $44.8 million attributed to our utility group and $12.1 million attributed to our nonregulated group. In addition, we had $4.2 million attributed to unallocated corporate expenses.

The year ending December 31, 2001 included nonrecurring charges with an after tax impact of $26.4 million, or $0.40 per share. Nonrecurring items net of tax included $8.0 million of merger and integration costs, $11.8 million of restructuring costs, $7.7 million of extraordinary loss and $1.1 million gain resulting from a cumulative effect of change in accounting principle.

Utility Group

Our utility group is primarily comprised of our Gas Utility Services and Electric Utility Services operations. This group also has other assets that provide information technology and other services to these operations.

•	Gas Utility Services, which includes Indiana Gas’ operations, the Ohio operations and Southern Indiana Gas’ natural gas distribution business, provides natural gas distribution and transportation services to nearly two-thirds of Indiana and 17 counties in west central Ohio.

•	Electric Utility Services includes the operations of Southern Indiana Gas’ electric transmission and distribution services, which provide electricity to primarily southwestern Indiana, and Southern Indiana Gas’ power generating and power marketing operations.

Gas Utility Services

With the addition of the Ohio operations, which were acquired in October 2000, our Gas Utility Services group provides natural gas service to approximately 956,000 customers in Indiana and west central Ohio.

Southern Indiana Gas markets and delivers natural gas to approximately 110,000 customers in southwestern Indiana. Indiana Gas provides natural gas distribution to approximately 536,000 customers in central Indiana. Vectren of Ohio provides natural gas distribution to approximately 310,000 customers in west central Ohio.

Gas volumes steadily increased in recent years as measured by throughput. Throughput in 2000 was 181.2 MMDth compared to 199.3 MMDth in 2001 and 207.7 MMDth in 2002. Customer counts were approximately 946,000 in 2000, 953,000 in 2001 and 967,000 in 2002. Growth in gas throughput was impacted by weather, customer growth and the acquisition of the Ohio operations in October 2000.

Electric Utility Services

Our Electric Utility Services group provides service to approximately 134,000 customers and operates and maintains Vectren’s six coal-fired electric power plants and six peaking units in southwest Indiana and contracts for purchased power and sells power in the wholesale market. We presently own 1,351 MWs of installed operating generating capacity. Coal-fired generating units provide 1,056 MWs of capacity and gas or oil-fired turbines used for peaking or emergency conditions provide 295 MWs. New peaking capacity of 80 MWs fueled by natural gas was added during 2002 and was available for the summer peaking season. Throughout 2002, we had 82 MWs available under firm contracts and 95 MWs available under interruptible contracts. On December 31, 2002, a 50 MW firm contract expired and was no longer required and therefore not renewed.

Retail electric sales totaled approximately 5.2 GWh in 2000, 5.2 GWh in 2001 and 5.6 GWh in 2002. The increased sales in 2002 resulted primarily from cooling weather 27% warmer than 2001 and 23% warmer than normal.

Our competitive electric generation assets allow us to make sales into the public power markets. While we must first serve our regulated business, excess power has been available for sale to other buyers during non-peak load periods. Low production costs enable us to sell a greater volume of power at favorable market prices.

Electric sales and purchases in the wholesale power market are exposed to commodity price risk associated with fluctuating electric power, natural gas, coal, and other commodity prices. Our non-firm wholesale power marketing operations seek to optimize the return on and manage the utilization of our available electric generating capacity by entering into forward and option contracts that commit us to purchase and sell electricity in the future. Commodity price risk results from forward positions that commit us to deliver electricity. We mitigate price risk exposure with planned unutilized generation capability and offsetting forward purchase contracts. Oversight of these operations is provided by an active risk management committee of senior level Vectren executives. The value at risk (“VAR”) for wholesale power marketing did not exceed $300,000 in 2002 or during the six months ended June 30, 2003.

Nonregulated Group

We are involved in nonregulated activities in three primary business areas: Energy Marketing and Services, Coal Mining, and other businesses.

•	The Energy Marketing and Services group provides natural gas and fuel supply management to our utility operations and to third parties and engages in performance-based contracting services.

•	The Coal Mining group mines and sells coal to our utility operations and to third parties and generates Internal Revenue Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels.

•	Our other businesses provide utility infrastructure, broadband communication services, municipal broadband consulting and retail services and invest in energy-related opportunities and real estate and leveraged leases.

Energy Marketing and Services

The Energy Marketing and Services group relies heavily upon a customer-focused, value-added strategy. The group provides natural gas and fuel supply management services to a broad range of municipalities, utilities, industrial operations, schools and healthcare institutions totaling over 1,000 end-use customers. The group also focuses on performance-based energy contracting. This service helps schools, hospitals, and other governmental and private institutions reduce their energy and maintenance costs by upgrading their facilities with energy-efficient equipment. This group is also a significant gas supplier to Vectren.

The Energy Marketing and Services group includes ProLiance Energy, LLC (“ProLiance”), an unconsolidated affiliate of Vectren and Citizens Gas and Coke Utility (“Citizens Gas”). ProLiance is currently the sole provider of natural gas and related services to all of our regulated utilities. Effective June 1, 2002, we integrated the operations of our wholly-owned subsidiary SIGCORP Energy Services, LLC (“SES”) with ProLiance. SES provided natural gas and related services to Southern Indiana Gas and others prior to integration. In exchange for the contribution of SES’ net assets totaling $19.2 million, including cash of $2.0 million, our allocable share of ProLiance’s profits and losses increased from 52.5% to 61%, consistent with our new ownership percentage. Governance and voting rights remain at 50% for each member. ProLiance operates with a consistently low and stable VAR, which did not exceed $850,000 in 2002 or during the six months ended June 30, 2003. An active risk management committee with representatives from Vectren and Citizens Gas oversees compliance with risk management policies and procedures.

At June 30, 2003 ProLiance had 1067 customers, up from 984 in 2001. Primarily through customer growth, the integration of SES with ProLiance and colder weather, marketed volumes increased to 480 MMDth in 2002, up from 393 MMDth in 2001. In addition to providing gas sales and related services to our regulated operations and other utilities, end-users and electric generators, ProLiance also operates and optimizes its gas supply resources, including the gas storage assets it owns, contracts for or manages.

The Energy Marketing and Services group also includes Energy Systems Group, LLC (“ESG”), which provides energy performance contracting and facility upgrades through its design and installation of energy-efficient equipment. On March 31, 2003, we purchased the one-third ownership interest in ESG owned by Citizens and, as a result, ESG is now wholly-owned by Vectren.

Coal Mining

The Coal Mining group mines and sells coal to our utility operations and to third parties and includes our wholly-owned subsidiaries, Vectren Fuels and Vectren Synfuels. Vectren Fuels’ two coal mines, Cypress Creek and Prosperity, are located in Indiana and have 43 million tons of recoverable reserves. These mines produced 3.5 million tons in 2002, up from 3.3 million in 2001. As a result of our efforts to achieve compliance with various environmental requirements at our generation facilities, our utility operations are capable of using the medium to higher sulfur coal produced by Vectren Fuels, which allows us to maintain a competitive cost of generation. In 2002, our utility operations acquired approximately 87% of its coal purchases from Vectren Fuels.

Vectren Synfuels, through its 8.3% participation in Pace Carbon, generates income tax credits through an Internal Revenue Code Section 29 investment tax credit relating to the production of coal-based synthetic fuels. In 2002, Pace Carbon produced 4.2 million tons of synfuels compared to 3.2 million tons of synfuels produced in 2001.

Other Businesses

In addition to the nonregulated business groups previously discussed, the other businesses group is involved in other energy-related businesses, including:

•	A utility infrastructure services business, which builds and repairs underground utility infrastructure for Vectren’s regulated operations and for other gas, water, electric and telecommunications companies, and which provides facilities locating and meter reading services.

•	A broadband business, whose primary investment is in broadband communications services, such as cable television, high-speed Internet, and advanced local and long distance phone services in Evansville, Indiana, where our headquarters are located.

•	A retail unit, which provides natural gas and other related products and services primarily in Ohio and services customers opting for choice among energy providers.

•	A municipal broadband consulting business.

•	Other investments in real estate partnerships, leveraged leases and notes receivable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, without exercise of the underwriters’ over-allotment option, of approximately $145.2 million ($167.1 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to repay a portion of our short-term debt obligations, including the outstanding commercial paper of Utility Holdings, which had been incurred to fund our capital expenditure program and for other general and corporate purposes. At June 30, 2003, Utility Holdings had outstanding commercial paper of $318.6 million, which had a weighted average interest rate of 1.25% per annum and had maturities ranging from 1 day to 53 days.

MARKET PRICE OF COMMON STOCK AND DIVIDENDS

Our shares of common stock are traded on the New York Stock Exchange under the symbol “VVC.” The following table shows the high and low sales prices per share for our common stock as reported on the New York Stock Exchange composite transactions reporting system and the dividends we paid during the periods indicated.

	Quarterly Cash Dividends		Price Range
			High	Low
Fiscal Year Ending December 31, 2003:
First Quarter	$0.275		$24.50	$19.70
Second Quarter	$0.275		$26.00	$21.35
Third Quarter (through July 31, 2003)	$0.275	*	$25.02	$22.51

Fiscal Year Ended December 31, 2002:
First Quarter	$0.265		$25.95	$22.45
Second Quarter	0.265		26.10	23.10
Third Quarter	0.265		25.44	17.95
Fourth Quarter	0.275		25.00	21.05

Fiscal Year Ended December 31, 2001:
First Quarter	$0.255		$24.44	$20.50
Second Quarter	0.255		23.90	20.38
Third Quarter	0.255		22.46	19.76
Fourth Quarter	0.265		24.07	20.90

*	Declared not paid.

The last reported sale price of our common stock on the New York Stock Exchange on July 31, 2003 was $23.20 per share, and, as of July 31, 2003, there were approximately 13,138 shareholders of record of our common stock.

On July 22, 2003, our board of directors declared a dividend of $0.275 per share, payable on September 2, 2003, to common shareholders of record at the close of business on August 15, 2003.

Additional dividends for fiscal 2003 have not been declared. Dividends on our shares of common stock are payable at the discretion of our board of directors out of legally available funds. Future payments of dividends, and the amounts of these dividends, will depend on the financial condition, results of operations, capital requirements and liquidity of Vectren and its subsidiaries, as well as other factors affecting the ability of our subsidiaries to loan or dividend money to us. Specifically, the mortgage indenture and the terms of preferred stock of Southern Indiana Gas contained in its articles of incorporation could limit the ability of Southern Indiana Gas to pay dividends to Vectren. Under the applicable provisions, Southern Indiana Gas may pay dividends on common stock from accumulated surplus earned subsequent to 1947 to the extent this surplus exceeds two times the annual dividend requirements on preferred stock. This restriction has no practical limitation because only $200,000 of preferred stock remains outstanding.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an adjusted basis, which gives effect (i) to the sale of 6,500,000 shares in this offering at a public offering price of $23.20, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and application of the net proceeds of $145.2 million to repay outstanding commercial paper, as if the issuance occurred on June 30, 2003 and (ii) the sale by Utility Holdings on July 29, 2003 of $100 million aggregate principal amount of 5.25% senior unsecured notes due August 1, 2013 and $100 million aggregate principal amount of 5.75% senior unsecured notes due August 1, 2018.

You should read this table in conjunction with our unaudited consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2003
	(In millions)
	Actual	As Adjusted (1)
Short-term debt	$390.6 (2)	$45.4 (2)

Short-term debt as a percent of total capitalization	17.2%	2.0%
Long-term debt	$980.9 (2)	1,180.9 (2)

Long-term debt as a percent of total capitalization	43.2%	52.0%
Preferred stock of subsidiary	$0.2	$0.2

Shareholders’ equity:
Common stock (no par value); 480 shares authorized; 68.1 shares issued and outstanding	354.5	499.7
Retained earnings	552.9	552.9
Accumulated other comprehensive income	(8.4)	(8.4)

Total shareholders’ equity	$899.0	1,044.2

Shareholders’ equity as a percent of total capitalization	39.6%	46.0%

Total capitalization	$2,270.7	$2,270.7

(1)	The “As Adjusted” column does not include (i) 4.7 million shares reserved for issuance as shares or pursuant to options granted under various employee and director compensation plans; (ii) 741,000 shares reserved for issuance pursuant to our dividend reinvestment plan and 401(k) plan; and (iii) up to 975,000 shares of our common stock issuable upon the exercise of the underwriters’ over-allotment option.
(2)	On July 29, 2003, Utility Holdings issued $100 million aggregate principal amount of 5.25% senior unsecured notes due August 1, 2013 and $100 million aggregate principal amount of 5.75% senior unsecured notes due August 1, 2018, which are included in the as adjusted long-term debt totals. As reflected in the table, the proceeds from the debt offerings will be utilized to repay a portion of the outstanding commercial paper used to fund our capital expenditure program. In addition, at a future date, a portion of the debt proceeds will also be used to repay a portion of the long-term debt obligations of Indiana Gas and Southern Indiana Gas and for other general corporate purposes.

CERTAIN UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of the common stock by holders who are not U.S. persons (non-U.S. holders) and who acquire and own the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. For this purpose, a “non-U.S. holder” is any holder that is not a “U.S. person” (as defined below). For purposes of this discussion, the term “U.S. person” means (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a U.S. person under any applicable Treasury Regulations), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding clause (iv), to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to such date that elect to continue to be so treated also shall be considered U.S. Persons.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of any non-U.S. holder’s particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate, and other tax consequences of owning and disposing of the common stock.

Dividends

If we pay a dividend, the amount payable to a non-U.S. holder of common stock whose income with respect to its investment in our common stock is not effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. A non-U.S. holder who is an individual or corporation (or an entity treated as a corporation for U.S. federal income tax purposes) holding common stock on its own behalf will be required to submit to the last Withholding Agent, as defined below, IRS Form W-8BEN or other permitted documentation certifying its entitlement to treaty relief from withholding. A “Withholding Agent” is the U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a non-U.S. Holder, which itself is not a Withholding Agent. Non-U.S. holders should consult their tax advisors on submission of such documentation.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by such non-U.S. holder are exempt from withholding tax, provided the non-U.S. holder filed IRS Form W-8ECI. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons (assuming, if required by an applicable tax treaty, the dividends are attributable to a permanent establishment maintained by such non-U.S. holder within the United States).

In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless: (i) such gain is effectively connected with a U.S. trade or business of the non-U.S. holder, (ii) the non-U.S. holder is an individual who holds common stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. Although we believe we are not and are unlikely to become a U.S. real property holding corporation, we may be one, or we may become one, because of our ownership of substantial real estate assets in the United States. If we were to be treated as a U.S. real property holding company, a non-U.S. holder who holds, directly or indirectly, more than 5% of our common stock will be subject to U.S. federal income taxation on any gain realized from the sale or exchange of such stock, unless an exemption is provided under an applicable treaty.

Gain that is effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and for corporate non-U.S. holders and under some circumstances, the branch profits tax, but will not be subject to withholding. Non-U.S. holders should consult any applicable tax treaties that may provide different rules.

Backup Withholding and Information Reporting

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding tax will generally not apply to dividends that we pay on our common stock to a non-U.S. holder if it provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder) or otherwise establishes an exemption. Dividends paid to a non-U.S. holder at an address within the United States may be subject to backup withholding at the applicable statutory rate if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer.

Generally, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at the applicable statutory rate unless the holder certifies its non-U.S. status on IRS Form W-8BEN or similar form or otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Estate Tax

Individual non-U.S. holders who own common stock at the time of their deaths or made certain lifetime transfers of interests in common stock will be required to include the value of such common stock in their gross estates for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

The foregoing discussion is a summary of the principal federal income and estate tax consequences of the ownership, sale or other disposition of common stock by non-United States Holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
A.G. Edwards & Sons, Inc.
Edward D. Jones & Co., L.P.

Total	6,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 975,000 shares from us to cover such sales. They may exercise that option within 30 days after the date of this prospectus supplement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportions as set forth above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Vectren	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial price to public. If all the shares are not sold at the initial price to public, the representative may change the offering price and the other selling terms.

We and our directors and executive officers have agreed that, without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

•	directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock;

whether any such swap or transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to us with respect to

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	any shares of our common stock issued by us upon the exercise of any option outstanding on the date hereof and referred to in this prospectus supplement and the accompanying prospectus;

•	any grants pursuant to our At-Risk Compensation Plan; or

•	any shares issued pursuant to our dividend reinvestment plan or 401(k) plan.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $275,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Some of the underwriters and their affiliates have performed services for us and our affiliates in the past. They have received customary compensation for their services. The underwriters and their affiliates may perform additional services for us and our affiliates in the future.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

Our common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

LEGAL MATTERS

The validity of the shares of common stock we are offering by this prospectus supplement and the accompanying prospectus will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel for the underwriters.

EXPERTS

Our consolidated financial statements and the related consolidated financial statement schedules as of December 31, 2002 and 2001, and for each year in the three-year period ended December 31, 2002, incorporated in this prospectus supplement by reference from Vectren’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2002, filed on June 18, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated in this prospectus supplement by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2G and financial derivative instruments and hedging activities described in Note 16, and the restatement described in Note 3), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$150,000,000

VECTREN CORPORATION

Common Stock

(and Common Stock Purchase Rights)

$200,000,000

VECTREN UTILITY HOLDINGS, INC.

Debt Securities

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY Guarantee of Debt Securities	INDIANA GAS COMPANY, INC. Guarantee of Debt Securities

VECTREN ENERGY DELIVERY

OF OHIO, INC.

Guarantee of Debt Securities

•	Vectren Corporation may offer from time to time up to $150,000,000 of its common stock.

•	The common stock of Vectren Corporation is listed on the New York Stock Exchange under the symbol “VVC”.

•	Vectren Utility Holdings, Inc. a wholly owned subsidiary of Vectren Corporation, may offer from time to time up to $200,000,000 of its non-convertible investment grade debt securities, guaranteed by each of its wholly owned subsidiaries, Southern Indiana Gas and Electric Company, Indiana Gas Company, Inc. and Vectren Energy Delivery of Ohio, Inc. The guarantees are full and unconditional and joint and several.

•	We may sell the securities through agents, to or through underwriters, or through dealers, directly by us to purchasers or through a combination of these methods for sale. See “Plan of Distribution” for more information.

•	We will provide the specific terms of these securities in supplements to this prospectus.

•	You should read this prospectus and the applicable prospectus supplement relating to the specific offering of securities carefully before you invest.

•	This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 24, 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, Vectren Corporation may from time to time sell shares of its common stock in one or more offerings up to an initial offering price of $150,000,000, and Vectren Utility Holdings, Inc. may from time to time sell debt securities in one or more offerings up to an initial offering price of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material U.S. federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. If the descriptions of the applicable securities vary between this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the related prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Information We File with the SEC.”

You should rely only on the information contained or incorporated by reference in this prospectus or the related prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, and that the information contained in documents incorporated by reference in this prospectus is accurate only as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated, the terms “we,” “us” and “our” refer to Vectren Corporation and, where appropriate, our subsidiary companies.

FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this prospectus regarding future events and developments are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. Because those statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under “Risk Factors” and the following:

•	Weather conditions;

•	The federal and state regulatory environment, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

•	The economic climate, including inflation rates and monetary policies;

•	Unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs and environmental remedial costs;

•	Fluctuation in supply, demand, transmission capacity and prices for energy commodities;

•	Customer growth within our service territories and changes in customers’ usage patterns and energy preferences;

•	Financial market conditions, including changes in availability of capital or interest rate fluctuations;

•	Our ability to carry out our marketing and sales plans, along with the ability to realize synergies associated with our merger and investment strategies;

•	The performance of projects undertaken by our nonregulated businesses and the success of efforts to invest in and develop new opportunities, including, but not limited to, the realization of Section 29 income tax credits and our coal mining, gas marketing and broadband strategies;

•	Employee or contractor workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages; and

•	Direct or indirect effects on our business, financial condition or liquidity resulting from a change in our credit ratings.

These and other matters are difficult to predict and many are beyond our control, including those we discuss in this prospectus and our filings with the Securities and Exchange Commission. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents, and we undertake no obligation to update these statements in the future.

VECTREN CORPORATION AND

SUBSIDIARY COMPANIES

Vectren Corporation (“Vectren”) is an energy and applied technology holding company headquartered in Evansville, Indiana. We are also a public utility holding company exempt under the Public Utility Holding Company Act of 1935 and began our operations on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. (“Indiana Energy”) and SIGCORP, Inc. (“SIGCORP”). On October 31, 2000, we acquired the natural gas distribution assets of the Dayton Power and Light Company, located in west central Ohio (the “Ohio operations”). We segregate our businesses into a regulated business segment, which includes gas and electric utility services, and a nonregulated business segment.

Our wholly owned subsidiary, Vectren Utility Holdings, Inc. (“Utility Holdings”), is the intermediate holding company for our three operating public utilities: Indiana Gas Company, Inc. (“Indiana Gas”), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (“Southern Indiana Gas”), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations. Utility Holdings also has other assets that provide information technology and other services to the three utilities.

•	Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana’s 92 counties.

•	Southern Indiana Gas provides natural gas distribution and transportation services to 10 counties in southwestern Indiana, including Evansville. Southern Indiana Gas also provides electric generation, transmission, and distribution services to 8 counties in southwestern Indiana, including Evansville, and participates in the wholesale power market.

•	The Ohio operations provide natural gas distribution and transportation services to 17 counties in west central Ohio, including Dayton. The Ohio operations are owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (“Vectren of Ohio”), a wholly owned subsidiary of Utility Holdings (53% ownership), and Indiana Gas (47% ownership).

We are also involved in nonregulated activities in three primary business areas: Energy Marketing and Services, Coal Mining, and other businesses.

•	Energy Marketing and Services provides natural gas and fuel supply management to our utility operations and to third parties and engages in performance-based energy contracting services.

•	Coal Mining mines and sells coal to our utility operations and to third parties and generates Internal Revenue Service (“IRS”) Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels.

•	Our other businesses provide utility infrastructure, broadband communication services, municipal broadband consulting and retail services and invest in other energy-related opportunities and real estate and leveraged leases.

Vectren was incorporated under the laws of Indiana on June 10, 1999; Utility Holdings was incorporated under the laws of Indiana on March 31, 2000; Indiana Gas was incorporated under the laws of Indiana on July 16, 1945 and under the laws of Ohio on June 7, 2000; Southern Indiana Gas was incorporated under the laws of Indiana on June 10, 1912; and Vectren of Ohio was incorporated under the laws of Ohio on November 29, 1999. Our corporate offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47708. Our telephone number is (812) 491-4000.

USE OF PROCEEDS

Unless the prospectus supplement indicates otherwise, we will use the net proceeds we receive from the sale of the securities described in this prospectus for general corporate purposes, which may include reducing outstanding short-term debt obligations (including debt incurred through our commercial paper program), financing future acquisitions, financing the development and construction of new facilities, additions to working capital, reductions of the indebtedness of our subsidiaries, and financing of capital expenditures. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the securities described in this prospectus will depend on market conditions and the availability to us of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges for Utility Holdings for the periods indicated.

	Twelve Months Ended March 31, 2003	Fiscal Year Ended December 31,
		2002	2001	2000(1)	1999	1998
Ratio of Earnings to Fixed Charges	3.3x	3.1x	1.9x	2.9x	4.0x	3.8x

(1)	Includes two months of the Ohio operations.

For the purpose of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary. Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary. The fiscal year ended December 31, 2000 includes merger-related costs of $31.6 million (after tax). In June 2001, Utility Holdings began implementing a restructuring plan to eliminate administrative and supervisory positions in its utility operations and corporate office. The fiscal year ended December 31, 2001 includes merger related costs of $7.7 million (after tax) and restructuring-related charges of $9.3 million (after tax).

DESCRIPTION OF STOCK

General

We may issue common stock from time to time. The total amount of authorized capital stock of Vectren is 480,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of July 15, 2003, 68,111,009 shares of common stock and no shares of preferred stock were issued and outstanding. The following summary highlights the material provisions of our Articles of Incorporation, our bylaws and the Indiana Business Corporation Law (“IBCL”) relating to our capital stock. You should read our articles, our bylaws and the applicable provisions of the IBCL.

Board of Directors

Our Articles and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Vectren unless the takeover or change in control is approved by the board. The Articles provide for a minimum of one and a maximum of sixteen members of the board, the actual number to be specified by the bylaws, which currently set the number of directors at thirteen. The Articles also provide that the bylaws may provide for classes of directors. In accordance therewith, there are currently three classes of directors on the board. Notice of nominations of persons to the board may be made by our shareholders and must be sent to us not less than 90 nor more than 120 days before the meeting at which directors will be elected.

Common Stock

Dividends and Rights upon Liquidation

The holders of our outstanding common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board of directors may from time to time determine. Our common stock is not convertible or exchangeable into other securities, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata the assets of Vectren which are legally available for distribution, after payment of all of our debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of our shareholders. Except as otherwise required by law or our Articles, the holders of our common stock vote together on all matters submitted to a vote of the shareholders, including the election of directors. The bylaws provide that the representation, in person or by proxy, of a majority of the stock outstanding and entitled to vote at a meeting of shareholders constitutes a quorum for conducting business. The Articles provide that the following actions may be taken only with the affirmative vote of holders of 80% of the combined voting power of our outstanding stock entitled to vote:

•	removal for cause of a director;

•	amendment or repeal of the provision regarding director removal for cause; and

•	certain business combinations unless the business combination is approved by a majority of continuing directors or the business combination satisfies a fair price test.

A “continuing director” means any member of the board who is unaffiliated with the other party to a business combination which is the beneficial owner of more than 10% of the voting power of our stock and who was a member of the board prior to the time that such other party to a business combination became the beneficial owner of more than 10% of the voting power of our stock, and any successor of a continuing director who is unaffiliated with the other party to a business combination and is recommended to succeed a continuing director by a majority of continuing directors then on the board.

Advance Notice of Shareholder Business; Special Meetings of Shareholders

Notice of any business proposed by a Vectren shareholder to be conducted at any meeting of shareholders must be sent to us not less than 90 nor more than 120 days before the meeting at which the business is conducted. The board or our Chief Executive Officer may call special meetings of our shareholders. Our shareholders have no right to call a special meeting of the shareholders or to amend the bylaws.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “VVC.” The transfer agent and registrar for Vectren’s common stock is National City Bank.

Preferred Stock

The board may, without further action by our shareholders, from time to time, direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Vectren before any payment is made to the holders of our common stock. The issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The board, without shareholder approval, may issue preferred stock with voting and conversion and/or exchange rights, which could adversely affect the holders of our common stock. There are no shares of preferred stock outstanding.

Shareholder Rights Agreement

The board has adopted a Shareholder Rights Agreement which is generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of Vectren to treat each shareholder on a fair and equal basis. Under the Shareholder Rights Agreement, the board has declared a dividend distribution of one right for each outstanding share of our common stock. A right will attach to each common share we issue. Each right entitles the holder to purchase from us one share of common stock at a price of $65.00 per share (subject to adjustment to prevent dilution). Initially, the rights will not be exercisable. The rights become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (a “Vectren acquiring person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (or a 10% acquiror who is determined by our board to be an adverse person), or 10 days following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person or group becoming a Vectren acquiring person. Our Shareholder Rights Agreement expires October 25, 2009.

Indiana Statutes

The IBCL limits some transactions between an Indiana company and any person who acquires 10% or more of the company’s common stock (an “interested shareholder”). During the five-year period after the acquisition, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

In addition, a person who makes a tender offer for, or otherwise acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation that has elected to be subject to the “Control Share Acquisitions Statute” of the IBCL may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors of the corporation and by the acquiror. The Control Share Acquisitions Statute also authorizes a corporation to redeem the shares held by a person that exceed the ownership thresholds in the statute, provided that the corporation’s articles or bylaws authorized such a redemption prior to the date the person acquires such shares. Our articles and bylaws do not include a provision authorizing such a redemption. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Because we have not made such an election in our Articles or bylaws, acquisitions of our shares remain subject to the statute.

DESCRIPTION OF THE DEBT SECURITIES

General

Utility Holdings may issue debt securities from time to time in one or more series. Utility Holdings will issue the debt securities pursuant to an indenture between Utility Holdings and U.S. Bank National Association, as trustee. Indiana Gas, Southern Indiana Gas and Vectren of Ohio (collectively, the “guarantors”) will jointly and severally guarantee the debt securities pursuant to a guarantee in favor of holders of the debt securities. We have filed the forms of the indenture and the guarantee as exhibits to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The indenture, as amended or supplemented from time to time in accordance with its terms, is referred to in this prospectus as the “indenture,” and the guarantee, as amended or supplemented from time to time in accordance with its terms, is referred to in this prospectus as the “guarantee.” The indenture is subject to and governed by the Trust Indenture Act of 1939. The aggregate principal amount of debt securities that Utility Holdings may issue under the indenture is unlimited and the indenture will set forth the specific terms of any series of debt securities or provide that such terms will be set forth in, or determined pursuant to, a board resolution authorizing the series and/or a supplemental indenture, if any, relating to such series.

The following is a summary describing the debt securities, the indenture and the guarantee below. We do not claim the summaries are complete. For a more detailed description, you should read all of the provisions of the indenture and the guarantee. You should also read the applicable prospectus supplement, including any applicable U.S. federal income tax considerations, and any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement.

Terms

The debt securities will be senior unsecured obligations of Utility Holdings.

The debt securities will rank equal in right of payment with all of the other unsecured and unsubordinated indebtedness of Utility Holdings and junior to its secured indebtedness to the extent of the collateral securing the same.

The specific terms of each series of debt securities, including the following, as applicable, will be set forth in the related prospectus supplement:

(1)	the title of the series of debt securities;

(2)	any limit upon the aggregate principal amount of the securities of the series that may be authenticated and delivered under the indenture;

(3)	the date or dates on which the principal of the debt securities will be payable, and, if applicable, the terms on which the maturity may be extended and the rights, if any, of the holders to require early repayment of the securities;

(4)	the rate or rates at which the debt securities will bear interest, if any (whether floating or fixed), the provisions, if any, for determining the interest rate or rates, the date or dates (or the method for determining such dates) from which interest will accrue, the interest payment dates and the regular record dates and the basis upon which interest, if any, will be calculated if other than that of a 360-day year of twelve 30-day months;

(5)	the place or places where the principal of and premium, if any, and interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for registration of transfer or exchange and where notices to Utility Holdings or demands upon Utility Holdings in respect of the debt securities and the indenture may be served;

(6)	the price or prices at which, the period or periods within which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at the option of Utility Holdings, pursuant to a sinking fund or otherwise;

(7)	the obligation of Utility Holdings, if any, to redeem, purchase or repay the debt securities, in whole or in part, pursuant to a sinking fund or otherwise or at the option of a holder of the debt securities, and the price or prices at which, the period or periods within which and the terms and conditions upon which Utility Holdings will redeem, purchase or repay the debt securities;

(8)	any deletions from, modifications of or additions to the events of default provided for in the indenture with respect to the debt securities, and any deletions from, modifications of or additions to the covenants or obligations of Utility Holdings provided for in the indenture;

(9)	if less than 100% of the principal amount of the debt securities is payable on acceleration at any time, a schedule of or the manner of computing the amounts that are so payable from time to time;

(10)	the form of the debt securities, including whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in such case, the depository with respect to such global security or securities and the circumstances under which any global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depository or its nominee;

(11)	if other than United States dollars, the currency or currencies in which payment of the principal of or premium, if any, or interest, if any, on the debt securities will be payable;

(12)	if the principal of or premium, if any, or interest, if any, on the debt securities is to be payable, at the election of Utility Holdings or the election of a holder, in a currency or currencies other than that in which the debt securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

(13)	if the amount of payments of principal of or premium, if any, or interest, if any, on the debt securities may be determined with reference to an index based on a currency or currencies other than that in which the debt securities are stated to be payable, the manner in which the amounts will be determined;

(14)	whether and under what circumstances Utility Holdings will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether Utility Holdings will have the option to redeem the debt securities in lieu of making such payment;

(15)	any provision relating to the issuing of the debt securities as original issue discount securities (including, without limitation, the issue price of the debt securities, the rate or rates at which the original issue discount, if any, will accrue and the date or dates from or to which, or period or periods during which, the original issue discount will accrue;

(16)	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which Utility Holdings will issue the debt securities;

(17)	whether defeasance or covenant defeasance will apply to the debt securities; and

(18)	any other terms of the debt securities; provided, that such other terms do not conflict with any express terms of any other debt securities which shall be issued and outstanding.

Any series of debt securities may be reopened and additional debt securities of that series may be issued without the consent of the holders of the previously issued debt securities of that series.

If the applicable prospectus supplement provides, the debt securities may be issued at a discount below their principal amount and provide that less than the entire principal amount of the debt securities will be payable upon declaration of acceleration of the maturity of the debt securities. In such cases, all material U.S. federal income tax considerations will be described in the applicable prospectus supplement.

Except as may be set forth in the applicable prospectus supplement or as otherwise specified in this prospectus under “—Certain Covenants,” the debt securities will not contain any provisions that would limit the ability of Utility Holdings or any of its subsidiaries to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged transaction involving Utility Holdings or in the event of a change of control.

Denomination, Interest, Registration and Transfer

Utility Holdings will issue the debt securities of each series only in registered form, without coupons, in denominations of $1,000, or in such other currencies or denominations as may be set forth in the indenture or specified in, or pursuant to, a board resolution authorizing the series and/or a supplemental indenture, if any, relating to the series of debt securities.

The principal of and premium, if any, and interest, if any, on any series of debt securities will be payable at the corporate trust office of the trustee. The address of the trustee will be stated in the applicable prospectus supplement.

Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series:

•	will be exchangeable for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and tenor upon surrender of the debt securities at the trustee’s corporate trust office or at the office of any registrar designated by Utility Holdings for that purpose; and

•	may be surrendered for registration of transfer or exchange at the corporate trust office of the trustee or at the office of any registrar designated by Utility Holdings for that purpose.

No service charge will be made for any registration of transfer or exchange, but Utility Holdings may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers and exchanges. Utility Holdings may act as registrar and may change any registrar without notice to the holders of any series of debt securities.

Certain Covenants

The applicable prospectus supplement will describe any material covenants in respect of a series of debt securities that are not described in this prospectus. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will include the covenants described below.

Generally used definitions

The following are terms used in the covenants described below that have specific meanings in the indenture.

“attributable debt” will mean, with respect to any sale and leaseback transaction as of any particular time, the present value, discounted at the rate of interest implicit in the terms of the lease, of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease, including any period for which such lease has been extended or may, at the option of Utility Holdings, be extended.

“consolidated net tangible assets” will mean Utility Holdings and its subsidiary companies’ total assets appearing on a consolidated balance sheet, less, without duplication:

(1)	current liabilities;

(2)	reserves for estimated rate refunds pending the outcome of a rate proceeding to the extent such refunds have not been finally determined;

(3)	all intangible assets; and

(4)	deferred income tax assets.

“funded debt” will mean:

(1)	all indebtedness maturing one year or more from the date of the creation of the indebtedness;

(2)	all indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating to the indebtedness, to a date one year or more from the date of the creation of the indebtedness; and

(3)	all indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit with a term of one year or more.

“indebtedness” will mean:

(1)	any liability of any person:

(a)	for borrowed money;

(b)	evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities;

(c)	for the payment of money relating to a capitalized lease obligation; or

(d)	in respect of acceptances or letters of credit or similar instruments issued or created for the account of such person;

(2)	any preferred stock of any person that is redeemable other than at the option of such person;

(3)	any guarantee by any person of any liability or preferred stock of others described in the preceding clauses (1) or (2); and

(4)	any amendment, renewal, extension or refunding of any liability or preferred stock of the types referred to in clauses (1), (2) or (3) above.

“lien” will mean any mortgage, lien, pledge, charge or other security interest or encumbrance of any kind.

“principal domestic property” will mean any property, plant, equipment or facility of Utility Holdings or a guarantor, as applicable, that is located in the United States or any territory or political subdivision thereof, except any property that the board of directors or management of Utility Holdings determines is not material to its business or operations and the business or operations of its subsidiary companies, taken as a whole.

“sale and leaseback transaction” will mean a sale or transfer of any of the principal domestic properties of Utility Holdings or a guarantor, where Utility Holdings or such guarantor takes back a lease of such principal domestic property.

“significant subsidiary” will mean any of the subsidiary companies of Utility Holdings, including any subsidiary company of any of its subsidiary companies, which meets any of the following conditions:

(1)	investments in and advances to the subsidiary company by Utility Holdings and its other subsidiary companies exceed 10 percent of the total assets of Utility Holdings and its subsidiary companies consolidated as of the end of any two of the three most recently completed fiscal years;

(2)	Utility Holdings and its other subsidiary companies’ proportionate share of the subsidiary companies’ total assets exceeds 10 percent of the total assets of Utility Holdings and its subsidiary companies consolidated as of the end of any two of the three most recently completed fiscal years; or

(3)	Utility Holdings and its other subsidiary companies’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the subsidiary company exceeds 10 percent of the consolidated income of Utility Holdings and its subsidiary companies as of the end of any two of the three most recently completed fiscal years.

“stated maturity” when used with respect to any security or any installment of interest on the security will mean the date specified in the security as the fixed date on which the principal of the security or such installment of interest is due and payable.

“subsidiary company” will mean:

(1)	a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by Utility Holdings and/or other subsidiary companies of Utility Holdings; or

(2)	any person other than a corporation in which Utility Holdings and/or other subsidiary companies of Utility Holdings, directly or indirectly, at the date of determination have at least a majority ownership interest;

provided, however, that no corporation will be deemed a subsidiary company until Utility Holdings or other subsidiary companies of Utility Holdings acquire more than 50% of the outstanding voting stock of the corporation and have elected a majority of its board of directors.

Restrictions on liens

Neither Utility Holdings nor any guarantor will incur, create, assume or otherwise become liable with respect to any indebtedness secured by a lien, or guarantee any indebtedness with a guarantee that is secured by a lien, on any principal domestic property of Utility Holdings or a guarantor or any shares of stock or indebtedness of any significant subsidiary, without effectively providing that the debt securities of each series (together with, if Utility Holdings or a guarantor so determines, any other indebtedness of Utility Holdings or a guarantor then existing or thereafter created ranking equally with the debt securities of each series) will be secured equally and ratably with (or, at the option of Utility Holdings or a guarantor, prior to) such secured indebtedness, so long as the secured indebtedness will be so secured; provided, however, that this covenant will not apply to indebtedness secured by:

(1)	liens existing on the date of the indenture;

(2)	liens in favor of governmental bodies to secure progress, advance or other payments;

(3)	liens existing on property, shares of stock or indebtedness at the time of acquisition thereof (including acquisition through lease, merger or consolidation) or liens to secure the payment of all or any part of the purchase price thereof or the cost of construction, installation, renovation, improvement or development thereon or thereof or to secure any indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such shares or indebtedness for the purpose of financing all or any part of the purchase price thereof;

(4)	liens securing indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding attributable debt in respect of sale and leaseback transactions permitted by the second clause (2) in the “Restrictions on sales and leasebacks” covenant described below, does not exceed 10 percent of the consolidated net tangible assets of Utility Holdings and its subsidiary companies;

(5)	liens securing indebtedness other than funded debt; and

(6)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the above clauses (1) through (5) inclusive; provided that the extension, renewal or replacement of the lien is limited to all or any part of the same property, shares of stock or indebtedness that secured the lien extended, renewed or replaced (plus improvements on the property), and that the secured indebtedness at the time is not increased.

Restrictions	on sales and leasebacks

Neither Utility Holdings nor any guarantor will enter into any sale and leaseback transaction, unless:

(1)	the principal domestic property is sold within 360 days from the date of acquisition of the property or the date of the completion of construction or commencement of full operations of the property, whichever is later; or

(2)	within 120 days after a sale described in clause (1) above, Utility Holdings or a guarantor, as applicable, will apply or cause to be applied to the retirement of its funded debt or the funded debt of any of its subsidiary companies (other than the funded debt of Utility Holdings or a guarantor, as applicable, which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the debt securities of each series) an amount not less than the greater of (A) the net proceeds of the sale of the principal domestic property or (B) the fair value (as determined in any manner approved by our board of directors) of the principal domestic property.

The provisions of this covenant will not prevent a sale and leaseback transaction if:

(1)	the lease Utility Holdings or a guarantor entered into in connection with the transaction is for a period, including renewals, of not more than 36 months; or

(2)	Utility Holdings or a guarantor would, at the time of entering into the sale and leaseback transaction, be entitled, without equally and ratably securing the debt securities, to create or assume a lien on the principal domestic property securing indebtedness in an amount at least equal to the attributable debt in respect of the sale and leaseback transaction pursuant to clause (4) above in the “Restrictions on liens” covenant.

Merger, Consolidation or Sale of Assets

Each of Utility Holdings and the guarantors agrees that it will not consolidate with or merge with or into any other person or transfer all or substantially all of its respective properties and assets as an entirety to any person, unless:

(1)	either Utility Holdings or the guarantor, as the case may be, will be the continuing person, or the person (if other than Utility Holdings or the guarantor) formed by the consolidation or into which Utility Holdings or the guarantor are merged or to which all or substantially all of the properties and assets of Utility Holdings or the guarantor as an entirety are transferred is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and such corporation expressly assumes all of the obligations of Utility Holdings or the guarantor, as the case may be, under each series of debt securities or the related guarantees, as applicable, and the indenture; and

(2)	immediately before and immediately after giving effect to such transaction, no event of default and no event which, after notice or passage of time or both, would become an event of default shall have occurred and be continuing.

Notwithstanding the foregoing, any guarantor may consolidate with, merge with or into or transfer all or part of its properties and assets to Utility Holdings or any of the other guarantors.

See “—Guarantees” below for a discussion of the termination of the guarantees.

Defeasance

If it is specified in the applicable prospectus supplement that either or both of defeasance or covenant defeasance is applicable to the debt securities, then Utility Holdings may elect to have these options apply to the debt securities upon satisfaction of certain conditions.

If Utility Holdings is entitled to elect, and does elect, the defeasance option, upon satisfaction of the conditions described below, Utility Holdings and the guarantors will be deemed to have paid and discharged the entire indebtedness represented by the debt securities and, with certain exceptions, to have satisfied its obligations under the debt securities and the indenture. If Utility Holdings is entitled to elect, and does elect, the covenant defeasance option, Utility Holdings may omit to comply with, and will have no liability or obligations with respect to, the covenants relating to merger, consolidation or sale of assets and restrictions on liens and sales and leasebacks.

The following are the conditions to the applicability of defeasance or covenant defeasance as the case may be:

(1)	Utility Holdings must irrevocably deposit with the trustee funds for the purpose of making the following payments, (a) in the case of debt securities denominated in U.S. dollars, (i) an amount of cash, or (ii) direct non-callable obligations of, or guaranteed by, the United States of America, which through the scheduled payment of principal and interest will provide, within two weeks of the due date of any payment, money in an amount, or (iii) a combination of the above, sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification delivered to the trustee, to pay and discharge, the principal of, premium, if any, and each installment of interest on such debt securities on their respective stated maturities in accordance with the terms of the indenture and of such debt securities, or (b) in the case of debt securities denominated in currency other than U.S. dollars, an amount of required currency sufficient to pay and discharge the principal of, premium, if any, and each installment of interest on such securities on their respective stated maturities in accordance with the terms of this indenture and of such securities.

(2)	No event of default or event with which notice or lapse of time or both would become an event of default with respect to such securities shall have occurred and be continuing on the date of the deposit and, with respect to defeasance only, at any time during the period ending on the 123rd day after the date of the deposit.

(3)	Defeasance or covenant defeasance shall not cause the trustee for the debt securities to have a conflicting interest for purposes of the TIA with respect to any debt securities.

(4)	Defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument.

(5)	Such defeasance or covenant defeasance shall not cause any debt securities then listed on any registered national securities exchange under the Securities Exchange Act of 1934 to be delisted.

(6)	In the case of a defeasance election, the trustee shall have received an opinion of counsel stating that (a) Utility Holdings has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the indenture there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(7)	In the case of a covenant defeasance election, the trustee shall have received an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of a covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(8)	The trustee shall have received an officer’s certificate or an opinion of counsel stating that all conditions precedent provided for in the indenture have been complied with.

Discharge

Generally, Utility Holdings may be discharged from its obligations under the indenture when

(1)	all outstanding debt securities have been delivered to the trustee for cancellation; or

(2)	debt securities which have not been delivered to the trustee have become due and payable, will become due and payable at their stated maturity within one year or if redeemable at the option of Utility Holdings, will be called for redemption within one year and Utility Holdings has deposited sufficient funds with the trustee to discharge the entire indebtedness with respect to such securities.

Modification and Waiver

Utility Holdings, the guarantors and the trustee may amend or supplement the indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all series affected thereby (voting as a single class); provided, however, that such amendment or supplement may not, without the consent of each holder of the debt securities affected thereby:

(1)	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the rate (or change the manner of calculation of the rate) or change the stated maturity for payment of interest on any debt security;

(3)	reduce the principal of or any premium payable upon the redemption of or change the stated maturity for payment of the principal of any debt security;

(4)	waive a default in the payment of the principal of or premium, if any, or interest on any debt security;

(5)	make any changes in the amount of debt securities whose holders may waive a default or event of default, the right of each holder to receive payments of principal of and premium, if any, and interest on the debt securities on and after the due dates, or the amendments, supplements or waivers which may only be effected with consent of each affected security holder;

(6)	make any debt security payable in a currency other than that stated in the debt security;

(7)	impair the holders’ right to institute suit to enforce payment in respect of the debt securities on or after the due date for such payment; or

(8)	release any guarantor from its obligations under any guarantee.

Holders of a majority in principal amount of the outstanding debt securities of all series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by Utility Holdings with any provision of the indenture relating to such debt securities (subject to the immediately preceding paragraph); provided, however, that:

(1)	without the consent of each holder of debt securities affected thereby, no waiver may be made of a default in the payment of the principal of or premium, if any, or interest on any debt security; and

(2)	only the holders of a majority in principal amount of the outstanding debt securities of a particular series may waive compliance with a provision of the indenture relating to such series or the debt securities of such series having applicability solely to such series.

Events of Default and Notice of Events of Default

The following events are “events of default” with respect to any series of debt securities issued under the indenture:

(1)	failure to pay interest on any debt securities of such series within 30 days of when due or principal or premium, if any, of any debt securities of such series when due (including any sinking fund installment);

(2)	failure to perform any other agreement contained in the debt securities of such series or the indenture (other than an agreement relating solely to another series of debt securities) for 60 days after notice as provided in the indenture;

(3)	certain events of bankruptcy, insolvency or reorganization with respect to Utility Holdings or a guarantor; and

(4)	any guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease to be in full force and effect or any guarantor or any person acting on behalf of such guarantor shall deny or disaffirm its obligations under the guarantee.

Additional or different events of default, if any, applicable to the series of debt securities in respect of which this prospectus is being delivered will be specified in the applicable prospectus supplement.

The trustee under the indenture will, within 75 days after the occurrence of any default (the term “default” to include the events specified above without grace or notice) with respect to any series of debt securities actually known to it, give to the holders of the debt securities notice of the default; provided, however, that, except in the case of a default in the payment of principal of or premium, if any, or interest on any of the debt securities of the series or in the payment of a sinking fund installment, the trustee for the series will be protected in withholding notice if it in good faith determines that the withholding of notice is in the interest of the holders of the debt securities. Utility Holdings will certify to the trustee quarterly as to whether any default exists.

If an event of default with respect to any series of debt securities, other than an event of default resulting from bankruptcy, insolvency or reorganization, shall occur and be continuing, the trustee for the series or the holders of at least 25% in aggregate principal amount of the debt securities of the series then outstanding, by notice in writing Utility Holdings (and to the trustee for the series if given by the holders of the debt securities of the series), will be entitled to declare all unpaid principal of, premium, if any, and accrued but unpaid interest on the debt securities of that series then outstanding to be due and payable immediately.

If an event of default with respect to any series of debt securities resulting from certain events of bankruptcy, insolvency or reorganization shall occur and be continuing, all unpaid principal of, premium, if any, and accrued but unpaid interest on all debt securities of every series then outstanding will be due and payable immediately without any declaration or other act on the part of the trustee for the series or the holders of any debt securities of the series.

The holders of a majority in principal amount of the outstanding debt securities of a series may by notice to the trustee rescind an acceleration and its consequences if (i) all existing events of default, other than the non-payment of the principal of the debt securities that has become due solely by the declaration of acceleration, have been cured or waived, (ii) interest on overdue installments of interest (to the extent lawful), premium, if any, and overdue principal, that has become due otherwise than by the declaration of acceleration, has been paid, (iii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (iv) all payments due to the trustee have been made.

No holder of the debt securities of any series issued under the indenture may pursue any remedy under the indenture unless the trustee for the series shall have failed to act after, among other things, notice of an event of default and request by holders of at least 25% in principal amount of the outstanding debt securities of the series as to which the event of default has occurred and the offer to the trustee for the series of indemnity satisfactory to it; provided, however, that this provision does not affect the right to sue for enforcement of any overdue payment on the debt securities.

Guarantees

Indiana Gas, Southern Indiana Gas and Vectren of Ohio will, jointly and severally, fully and unconditionally guarantee the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the obligations of Utility Holdings under the debt securities of any series and the provisions of the indenture relating to the series. If Utility Holdings’s default in payment of the principal of or interest or any premium on such debt securities, the guarantors, jointly and severally, will be unconditionally obligated to duly and punctually make such payments. The liability of the guarantors will be independent of, and not in consideration of or contingent upon, the liability of Utility Holdings or the liability of any other party obligated under the debt securities or the indenture. Further, Utility Holdings may in its sole discretion elect to cause each subsequent subsidiary of Utility Holdings to fully and unconditionally guarantee all of the obligations under the debt securities; provided, however, that Utility Holdings has agreed to cause any subsequent subsidiary of Utility Holdings that guarantees other obligations of Utility Holdings to guarantee the obligations under the debt securities.

With respect to each guarantor, the guarantee will be unsecured and will rank equal in right of payment with all of that guarantor’s other unsecured senior indebtedness. Except as otherwise specified in the second succeeding paragraph, the guarantees will remain in full force and effect until payment in full of all of the guaranteed obligations.

Each guarantor’s obligations will be limited to the maximum amount that (after giving effect to all other contingent and fixed liabilities of such guarantor and any collections from, or payments made by or on behalf of, any guarantors) will result in the obligations of such guarantor under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Except as otherwise specified in the following paragraph, the guarantees will remain in full force and effect until payment in full of all of the guaranteed obligations.

Notwithstanding the restrictions on transfer described above in “—Merger, Consolidation or Sale of Assets,” if Utility Holdings transfers or causes the transfer of all or substantially all of the voting capital stock or property or assets of any guarantor to any person other than Utility Holdings or a subsidiary of Utility Holdings (including one of the other guarantors), whether by merger, consolidation, sale or other transfer, all of the guarantor’s obligations and liabilities under the guarantee will terminate upon transfer so long as:

(1)	the guarantor has fully repaid all of its indebtedness, if any, to Utility Holdings, and the other guarantors,

(2)	Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and Moody’s Investors Service, Inc., or their successors, have confirmed that, as a result of the transfer, the long term credit rating of Utility Holdings will not fall below BBB- (or its equivalent), in the case of Standard & Poor’s, and Baa3 (or its equivalent), in the case of Moody’s, and

(3)	immediately before and immediately after giving effect to such transaction, no event of default and no event which, after notice or passage of time or both, would become an event of default shall have occurred and be continuing.

The prospectus supplement for a particular issue of debt securities will describe any additional material terms of the guarantees.

The Trustee

The trustee under the indenture is U.S. Bank National Association. The indenture contains certain limitations on the right of the trustee, as the creditor of Utility Holdings, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

The holders of a majority in principal amount of all outstanding debt securities of a series (or if more than one series is affected thereby, of all series so affected, voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee for such series or all such series so affected.

In case an event of default shall occur (and shall not be cured) under the provisions of the indenture relating to a series of debt securities and is actually known to a responsible officer of the trustee for the series, the trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they shall have offered to the trustee reasonable security or indemnity.

Governing Law

The indenture, the debt securities and the guarantees will be governed by the laws of the State of Indiana.

Global Securities; Book-Entry System

Utility Holdings may issue the debt securities of any series in whole or in part in the form of one or more global securities to be deposited with, or on behalf of, a depository (the “depository”) identified in the prospectus supplement relating to such series. Global securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company (“DTC”), as depository. Global securities will be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee of the depository to a successor depository or any nominee of the successor.

The specific terms of the depository arrangement with respect to any series of debt securities will be described in the prospectus supplement relating to the series. We expect that unless otherwise indicated in the applicable prospectus supplement, the following provisions will apply to depository arrangements.

Upon the issuance of a global security, the depository for the global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by the global security to the accounts of persons that have accounts with the depository (“participants”). Such accounts will be designated by the underwriters, dealers or agents with respect to the debt securities or by Utility Holdings if the debt securities are offered directly by Utility Holdings. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants.

Utility Holdings expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any global security with respect to which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants) and records of participants (with respect to beneficial interests of persons who hold through participants). Neither Utility Holdings nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository for a global security or its nominee is the registered holder of the global security, the depository or the nominee, as the case may be, will be considered the sole owner of the debt securities represented by the global security for all purposes under the indenture. Except as described below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture. Beneficial owners of debt securities evidenced by a global security will not be considered the owners or holders of the debt securities under the indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the indenture. Utility Holdings understands that, under existing industry practice, if Utility Holdings requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and the participants would authorize beneficial owners through the participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and any premium and interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the indenture. Under the terms of the indenture, Utility Holdings and the trustee may treat the persons in whose name debt securities, including a global security, are registered as the owners of the debt securities for the purpose of receiving payments. Consequently, neither Utility Holdings nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities (including principal and interest). Utility Holdings believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. Utility Holdings also expects that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of the participants. Redemption notices with respect to any debt securities represented by a global security will be sent to the depository or its nominee. If less than all of the debt securities of any series are to be redeemed, Utility Holdings expects the depository to determine the amount of the interest of each participant in the debt securities to be redeemed to be determined by lot. None of Utility Holdings, the trustee, any paying agent or the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for the debt securities or for maintaining any records with respect to the debt securities.

Neither Utility Holdings nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of debt securities and Utility Holdings and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

If a depository for any debt securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by Utility Holdings within 90 days or if an event of default under the indenture occurs and is continuing, Utility Holdings will issue individual debt securities in exchange for the global security representing the debt securities. In addition, Utility Holdings may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to the debt securities, determine not to have any of the debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing the debt securities. Individual debt securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

All moneys paid by Utility Holdings to a paying agent or a trustee for the payment of the principal of or interest on any debt security which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to Utility Holdings, and the holder of such debt security thereafter may look only to Utility Holdings for payment thereof.

PLAN OF DISTRIBUTION

We may sell securities:

•	to the public through underwriters,

•	to private investors through agents or dealers,

•	directly to purchasers,

•	or through a combination of these methods.

We may effect the distribution of the securities from time to time in one or more transactions:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to those prevailing market prices; or

•	at negotiated prices.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any underwriter, dealer or agent will be identified, and any such compensation received from us will be described, in a prospectus supplement or pricing supplement.

Under certain circumstances, remarketing firms may repurchase securities and reoffer them to the public as set forth above. Any remarketing firm and the terms of its agreement with us will be identified in the prospectus supplement. Remarketing firms may be deemed to be underwriters with respect to the securities they remarket.

If so indicated in the prospectus supplement, we will authorize underwriters to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than the amount stated in the prospectus supplement, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to the contracts will not be more than the amount stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that the purchase by an institution of the securities covered under that contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

We will indemnify the agents and the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the agents or the underwriters may be required to make.

LEGAL MATTERS

Certain legal matters related to the securities we are offering by this prospectus will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana, and by Kegler, Brown, Hill & Ritter, Columbus, Ohio.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from Vectren Corporation’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2G and financial derivative instruments and hedging activities described in Note 16, and the restatement described in Note 3), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from Vectren Utility Holdings, Inc.’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the changes in the method of accounting for goodwill described in Note 2G and financial derivative instruments and hedging activities described in Note 12, and the restatement described in Note 3), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Vectren and Utility Holdings file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read our filings over the Internet at our web site at http://www.vectren.com or at the SEC’s web site at http://www.sec.gov. You may also read and copy this information at or obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

Vectren’s common stock and Utility Holdings’s 7 1/4% Senior Notes due October 15, 2031 are listed on the New York Stock Exchange, and you can inspect reports, proxy statements and other information about Vectren or Utility Holdings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

This prospectus is part of a registration statement on Form S-3 that Vectren, Utility Holdings, Indiana Gas, Southern Indiana Gas and Vectren of Ohio jointly have filed with the SEC to register the securities we are offering. This prospectus does not contain all of the information that is important to you. You should read the registration statement, including the attached exhibits and schedules and the documents incorporated by reference in this prospectus, for additional relevant information about us and the securities we are offering.

INCORPORATION OF INFORMATION

WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus certain information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is contained or otherwise incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the effectiveness of the registration statement that registers the securities we are offering until the termination of the offering being made by this prospectus.

•	Annual Report of Vectren on Form 10-K for the year ended December 31, 2002, as amended by the Annual Report of Vectren on Form 10-K/A filed on June 18, 2003;

•	Quarterly Report of Vectren on Form 10-Q for the quarter ended March 31, 2003;

•	Current Reports of Vectren on Form 8-K filed with the SEC on July 23, 2003, March 31, 2003 and January 31, 2003, and Item 5 (but not Items 9 and 12) of a Current Report of Vectren on Form 8-K filed on July 11, 2003;

•	Annual Report of Utility Holdings on Form 10-K for the year ended December 31, 2002, as amended by the Annual Report of Utility Holdings on Form 10-K/A filed on June 18, 2003;

•	Quarterly Report of Utility Holdings on Form 10-Q for the quarter ended March 31, 2003;

•	Current Report of Utility Holdings on Form 8-K filed with the SEC on July 23, 2003 and January 31, 2003, and Item 5 (but not Items 9 and 12) of a Current Report of Utility Holdings on Form 8-K filed on July 11, 2003;

•	The description of Vectren’s common stock contained in its registration statement on Form 8-A filed on November 16, 1999; and

•	The description of Vectren’s common stock purchase rights contained in its registration statement on Form 8-A filed on November 16, 1999.

You may obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus, by making a request to us in writing or by telephone at the following address:

Investor Relations

Vectren Corporation

20 N.W. Fourth Street

Evansville, Indiana 47708

(812) 491-4000

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the prospectus constitute an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the prospectus is current only as of its date.

Prospectus Supplement

Prospectus

About this Prospectus	1
Forward-Looking Statements	2
Vectren Corporation and Subsidiary Companies	3
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Stock	5
Description of the Debt Securities	7
Plan of Distribution	20
Legal Matters	21
Experts	21
Where You Can Find More Information	21
Incorporation of Information We File with the SEC	22

6,500,000 Shares

Vectren Corporation

Common Stock

(and Common Stock Purchase Rights)

Goldman, Sachs & Co.

Credit Suisse First Boston

Merrill Lynch & Co.

A.G. Edwards & Sons, Inc.

Edward D. Jones & Co., L.P.